Form 10-K/A, Exhibit 13
period 1998-09-30
FORT THOMAS FINANCIAL CORP
filed 1999-02-03
CIK 940711

FORT THOMAS FINANCIAL CORPORATION


                             1998 ANNUAL REPORT


                              TABLE OF CONTENTS

                                                                      Page


President's Letter to Stockholders                                      1

Corporate Profile                                                       2

Selected Consolidated Financial Highlights                              3

Management's Discussion and Analysis of Financial Condition
 and Results of Operations                                              4

Stock Information                                                      15

Report of Independent Certified Public Accountants                     17

Consolidated Financial Statements                                    18-47

Directors and Officers                                                 48

Banking Locations                                                      48

Stockholder Information                                                49


Dear Stockholders:

      Our third annual report covers the year ended September 30, 1998, a period of time which was highlighted by high net income, strong asset growth and continued quarterly dividend payments. Our fiscal 1998 results reflect management's efforts in leveraging our capital in order to maximize stockholder value.

FISCAL 1998 RESULTS

      Net income for fiscal 1998 amounted to $989,000 or $.70 per share compared to $1.1 million or $.79 per share for fiscal 1997. The $150,000 or 13.2% decrease was primarily due to increased operating expenses as a result of increased compensation and employee benefit costs associated with additional ESOP shares released because of the $3.05 in dividends paid in fiscal 1998, $1.43 of which will be treated as a tax-deferred return of capital. In addition, net interest income, the Company's primary determinant of net income, increased due to an increase in the average interest-earning assets of $8.2 million or 9.0% to $99.7 million in 1998 from $91.5 million in 1997. The increase in average interest-earning assets was partially offset by a decrease in the average interest rate spread to 3.28% in fiscal 1998 from 3.31% in fiscal 1997. We are also pleased to report that total assets increased during fiscal 1998 to $103.6 million at September 30, 1998 from $97.9 million at September 30, 1997. In addition, our strong capital base allowed us to repurchase 1.4% of our outstanding common stock during 1998.

OUTLOOK

      Since our conversion, we have taken actions to increase the value of your investment. In fiscal 1996 and fiscal 1998 we paid special distributions of $4.00 and $2.75 per share, respectively. In fiscal 1997 and fiscal 1998 we repurchased 5.0% and 1.4% of our outstanding common shares, respectively. We intend to continue to explore other means to enhance your value as a stockholder. We were pleased with loan demand in fiscal 1998 and look forward to further growth in our loan portfolio in 1999. Overall, we are encouraged by our progress to date and look forward to building on this success in the future.

      I would like to thank our directors, officers and employees for their continued service and dedication to the Company. I would also like to thank you as a stockholder for your confidence in Fort Thomas Financial
Corporation.

                                       Sincerely,


                                       Larry N. Hatfield
                                       President


                              CORPORATE PROFILE

      Fort Thomas Financial Corporation (the "Company") was incorporated in March 1995 under Ohio law for the purpose of acquiring all of the capital stock issued by Fort Thomas Federal Savings and Loan Association in connection with its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings bank (the "Conversion"). The Conversion was consummated on June 27, 1995 and, as a result, the Company became a unitary savings and loan holding company for its wholly owned subsidiary, Fort Thomas Savings Bank, F.S.B. (the "Savings Bank"). The Company has no significant assets other than the shares of the Savings Bank's common stock acquired in the Conversion, the loan to the Employee Stock Ownership Plan ("ESOP") and that portion of the net proceeds of the Conversion retained by the Company.

      The Savings Bank is a federally chartered stock savings bank conducting business from two full-service offices located in Campbell County, Kentucky. The Savings Bank is a community oriented savings bank which has traditionally offered a wide variety of savings products to its retail customers while concentrating its lending activities on real estate loans secured by one-to-four family residential properties located in Campbell County, Kentucky and surrounding counties in northern Kentucky. To a lesser extent, the Savings Bank also focuses its lending activities on multi-family, residential real estate loans, and land and construction loans. The Savings Bank also invests in securities, which are issued by United States government and agency securities.

      The Company's and the Savings Bank's principal offices are located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075, and their telephone number is (606) 441-3302.

                 SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS

                                                          At or for the Year Ended September 30,
                                                 --------------------------------------------------------
                                                 1998         1997         1996         1995         1994
                                                 ----         ----         ----         ----         ----
                                                                  (Dollars in Thousands)

Selected Financial Data:
Total assets                                   $103,611      $97,873      $88,013      $86,214      $70,577
Loans receivable, net                            92,795       88,452       77,987       71,156       64,585
Investment and mortgage-backed securities         3,754        3,788        4,813        5,973        2,606
Deposits                                         76,851       71,858       63,731       59,998       55,127
Borrowed funds                                   12,526        8,846        6,754        3,651        7,587
Stockholders' equity                             12,713       15,786       15,921       21,790        7,178

Selected Operating Data:
Interest income                                   8,502        7,970        7,285        6,251        5,502
Interest expense                                  4,459        4,138        3,517        3,182        2,587
Net interest income                               4,043        3,832        3,768        3,069        2,915
Provision for loan losses                           285          137          125           25          135
Net interest income after provision
 for loan losses                                  3,758        3,695        3,643        3,044        2,780
Other income                                        279          268          177          161          177
Other expenses                                    2,505        2,237        3,028        1,784        1,620
Income before income taxes                        1,532        1,726          792        1,421        1,337
Income tax                                          543          587          275          460          456
                                               ------------------------------------------------------------
Net income                                     $    989      $ 1,139      $   517      $   961      $   881
                                               ============================================================

Selected Operating Ratios(1):
Average interest rate spread(2)                    3.28%        3.31%        3.13%        3.49%        3.97%
Net interest margin(2)                             4.10         4.19         4.39         4.11         4.33
Ratio of average interest-earning assets to
 average interest-bearing liabilities            118.06       119.34       130.80       114.53       109.38
Return on average assets                            .95         1.21          .59         1.25         1.28
Return on average equity                           5.96         7.26         2.54         9.55        14.29

Asset Quality Ratios(3):
Nonperforming assets as a percent of
 total assets(4)                                   3.46%        1.98%        1.34%        1.44%        2.01%
Allowance for loan losses as a
 percent of total loans                             .73          .53          .45          .32          .35
Allowance for loan losses as a
 percent of nonperforming loans                   19.65        24.57        31.02        19.20        16.43

Capital Ratios(3):
Tangible capital ratio                            15.35%       16.94%       19.04%       19.38%       10.19%
Core capital ratio                                15.35        16.94        19.04        19.38        10.19
Risk-based capital ratio                          24.90        24.32        29.90        31.64        17.71

<F1>  With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.
<F2>  Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.
<F3>  Asset Quality Ratios and Capital Ratios are end of period ratios.
      Capital Ratios reflect the Savings Bank's capital ratios calculated under regulations of the Office of Thrift Supervision ("OTS").
<F4>  Nonperforming assets consist of nonperforming loans and real estate owned ("REO"). Nonperforming loans consist of non-accrual loans and accruing loans 90 days or more overdue, while REO consists of real estate acquired through foreclosure.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

General

      Management's discussion and analysis is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and the other sections contained in this Annual Report.

      The Company's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Company's results of operations also are affected by the provision for loan losses, resulting from management's assessment of the adequacy of the allowance for loan losses; the level of its other income; the level of its other expenses; and income tax expense.

      Net income for fiscal 1998, 1997 and 1996 amounted to $989,000, $1.1 million and $517,000, respectively. Net income during such periods primarily resulted from net interest income, which amounted to $4.0 million, $3.8 million and $3.8 million, respectively, for fiscal 1998, 1997 and 1996.
 The interest rate spread and the amount of interest-earning assets and interest-bearing liabilities determine net interest income. During fiscal 1998, 1997 and 1996, the Company's average interest rate spread was 3.28%, 3.31%, and 3.13%, respectively. In addition, at September 30, 1998, 1997 and 1996, the ratio of average interest-earning assets to average interest-bearing liabilities amounted to 118.06%, 119.34% and 130.80%, respectively.

      In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks
and uncertainties.   Economic circumstances, the Company's operations and
actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and market interest rates generally and in the Company's market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

1. Management's determination of the amount of and adequacy of the allowance for loan losses;
2.    The effect of changes in interest rates; and
3. Management's opinion as to the effects of recent accounting pronouncements on the Company's consolidated financial statements.

Asset and Liability Management

      The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities that either re-price or mature within a given period of time. The difference, or the interest rate re-pricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. Generally, during a period of rising interest rates, a negative gap within shorter maturities would adversely affect net interest income. A positive gap within shorter maturities would result in an increase in net interest income. During a period of falling interest rates, a negative gap within shorter maturities would result in an increase in net interest income while a positive gap within shorter maturities would have the opposite effect.

      In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the Company's results of operations, the Savings Bank's management has implemented and continues to monitor asset and liability management policies. These policies are intended to better match the maturities and re-pricing terms of the Savings Bank's interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of emphasizing investment in adjustable-rate mortgage loans ("ARMs").

      The Savings Bank focuses its lending activities on the origination of one and three-year ARMs. Although adjustable-rate loans involve certain risks, such loans decrease the risks associated with changes in interest rates. As a result of the Savings Bank's efforts, as of September 30, 1998, $56 million or 74% of the Savings Bank's portfolio of one-to-four family residential mortgage loans consisted of ARMs.

      With respect to liabilities, the Savings Bank prices deposit accounts based upon competitive factors. Pursuant to this policy, the Savings Bank has generally neither engaged in sporadic increases or decreases in interest rates paid nor offered the highest rates available in its deposit market except upon specific occasions to control deposit flow or when market conditions have created opportunities to attract longer-term deposits. In addition, the Savings Bank does not pursue an aggressive growth strategy that would force the Savings Bank to focus exclusively on competitors' rates rather than affordability. This policy has assisted the Savings Bank in controlling its cost of funds.

Net Portfolio Value

      Management also presently monitors and evaluates the potential impact of interest rate changes upon the market value of the Savings Bank's portfolio equity and the level of net interest income on a quarterly basis.
 The OTS adopted a final rule in August 1993 incorporating an interest rate risk component into the risk-based capital rules. Although the Savings Bank is not presently subject to the interest rate risk component of the risk-based capital rules, the maturity/rate data is voluntarily submitted to the OTS so that management remains aware of the potential impact of interest rate changes as reported quarterly by the OTS in its interest rate risk exposure report. Utilizing this measurement concept, at September 30, 1998, there would have been a slight increase in the Savings Bank's NPV of approximately 0.5% of the present value of its assets, assuming a 200 basis point increase in interest rates.

      The following table presents the Savings Bank's net portfolio value ("NPV") and the ratio of NPV to the present value ("PV") of assets as of September 30, 1998, as calculated by the OTS, based on information provided to the OTS by the Savings Bank.

                             Net Portfolio Value

   Change in                        Estimated NPV
Interest Rates                          As A %        $ Change    % Change
(basis points)    Estimated NPV    of PV of Assets     in NPV      in NPV
--------------    -------------    ---------------    --------    --------
                            (Dollars in Thousands)

    +400            $16,790             16.69%        $(1,281)     (7.0)%
    +300             17,668             17.29%           (403)     (2.0)%
    +200             18,160             17.55%             89        .0%
    +100             18,212             17.45%            141       1.0%
     -               18,071             17.20%              -        .0%
    -100             18,052             17.04%            (19)       .0%
    -200             18,311             17.09%            240       1.0%
    -300             18,831             17.34%            760       4.0%
    -400             19,469             17.66%          1,398       8.0%

Changes in Financial Condition

      General. The Company's assets increased from $97.9 million at September 30, 1997 to $103.6 million at September 30, 1998, an increase of $5.7 million or 5.8%. Loans receivable, net increased $4.3 million or 4.9% from $88.5 million at September 30,1997 to $92.8 million at September 30, 1998. Such increase, which was primarily funded by an $8.7 million increase in deposits and borrowed funds, resulted primarily from an increase in single-family loans.

      Total liabilities increased $8.8 million or 10.7% between September 30, 1997 and September 30, 1998 due primarily to an increase in deposits of $5.0 million or 7.0% and an increase in borrowed funds of $3.7 million or 42.0%.

      Stockholders' equity decreased $3.1 million from $15.8 million, or 16.1% of total assets, at September 30, 1997 to $12.7 million, or 12.3% of total assets, at September 30, 1998. This decrease was primarily due to the $2.75 per share special distribution paid in fiscal 1998 and $280,000 of stock repurchases. These decreases were partially offset by net income of $989,000.

  Average Balances, Net Interest Income and Yields Earned and Rates Paid

      The following average balance sheet table sets forth for the periods indicated, information on the Company regarding: (i) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (ii) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (iii) net interest income; (iv) interest rate spread; (v) net interest-earning assets (interest-bearing liabilities); (vi) the net yield earned on interest-earning assets; and (vii) the ratio of average interest-earning assets to average interest-bearing liabilities. Information is based on average monthly balances during the periods presented.

                                       At
                                  September 30,                              Year Ended September 30,
                                  ------------  -----------------------------------------------------------------------------------
                                      1998               1998                          1997                         1996
                                    -------  ----------------------------  ---------------------------  ---------------------------
                                    Average                       Average                      Average                      Average
                                     Yield/  Average               Yield/  Average              Yield/  Average              Yield/
                                      Rate   Balance   Interest     Rate   Balance   Interest    Rate   Balance   Interest    Rate
                                    -------  -------   --------   -------  -------   --------  -------  -------   --------  -------
                                                                         (Dollars in Thousands)

Interest-earning assets:
  Total loans, net(1)                8.76%   $ 91,487   $8,079     8.83%   $83,912   $7,499     8.94%   $73,875   $6,576     8.90%
  Mortgage-backed securities            -          13        1        -        795       50     6.29        910       54     5.94
  Investment securities              6.00       3,365      210     6.24      3,898      254     6.52      5,293      342     6.46
  Other interest-earning assets      5.92       3,852      212     5.50      2,932      167     5.70      5,829      313     5.37
                                     --------------------------------------------------------------------------------------------
  Total interest-earning assets      8.53      98,716    8,502     8.61     91,537    7,970     8.71     85,907    7,285     8.48
                                     --------------------------------------------------------------------------------------------
  Noninterest-earning assets                    3,232                        2,269                        1,782
                                             --------                      -------                      -------
      Total assets                            102,659                       93,806                       87,689
                                             --------                      -------                      -------

Interest-bearing liabilities:
  Savings deposits                   2.56      13,762      366     2.66     13,451      352     2.62     13,391      349     2.61
  Other time deposits                5.98      60,278    3,572     5.93     54,312    3,263     6.01     48,096    2,939     6.11
  Borrowed funds                     6.18       9,577      521     5.44      8,937      523     5.85      4,191      229     5.46
                                     --------------------------------------------------------------------------------------------
      Total interest-bearing
       liabilities                   5.39      83,618    4,459     5.33     76,699    4,138     5.40     65,678    3,517     5.35
                                     --------------------------------------------------------------------------------------------
Noninterest-bearing liabilities                 2,458                        1,428                        1,642
                                             --------                      -------                      -------
      Total liabilities                        86,076                       78,127                       67,320
                                             --------                      -------                      -------

Stockholders' equity                           16,583                       15,679                       20,369
                                             --------                      -------                      -------
      Total liabilities and equity            102,659                       93,806                       87,689
                                             --------                      -------                      -------

Net interest-earning assets                  $ 15,098                      $14,837                      $20,229
                                             ========                      =======                      =======
Net interest income/interest rate
 spread                                                 $4,043     3.28%             $3,832     3.31%             $3,768     3.13%
                                                        ======   ======              ======   ======              ======   ======
Net interest margin(2)                                             4.10%                        4.19%                        4.39%
                                                                 ======                       ======                       ======
Ratio of average interest-earning
 assets to average interest-bearing
 liabilities                                                     118.06%                      119.34%                      130.80%
                                                                 ======                       ======                       ======

<F1>  Total loans, net includes non-accruing loans.
<F2>  Net interest margin is net interest income divided by interest-earning assets.

                            Rate/Volume Analysis

      The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Savings Bank's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                           Year Ended September 30,
                                         -----------------------------------------------------------
                                                 1998 vs. 1997                 1997 vs. 1996
                                         ----------------------------- -----------------------------
                                             Increase                      Increase
                                         (Decrease) Due To             (Decrease) Due to
                                         -----------------             -----------------
                                                              Total                         Total
                                                             Increase                      Increase
                                          Rate      Volume  (Decrease)  Rate      Volume  (Decrease)
                                          ----      ------  ----------  ----      ------  ----------
      (In Thousands)

Interest-earnings assets:
  Total loans receivable, net            $ (97)      $677      $580      $31      $892      $923
  Mortgage-backed securities                 -        (49)      (49)       2        (6)       (4)
  Investment securities                     (9)       (35)      (44)       6       (94)      (88)
  Other interest-earning assets             (7)        52        45       10      (156)     (146)
                                         -------------------------------------------------------
      Total interest-earning assets       (113)       645       532       49       636       685
                                         -------------------------------------------------------

Interest-bearing liabilities:
  Savings deposits                       $  (6)      $  8      $ 14      $ 2      $  1      $  3
  Other time deposits                      (49)       358       309      (25)      349       324
  Borrowed funds                           (39)        37        (2)      81       213       294
                                         -------------------------------------------------------
      Total interest-bearing
       liabilities                         (83)       404       321       58       563       621
                                         -------------------------------------------------------
Increase (decrease) in net interest
 income                                  $ (30)      $241      $211      $(9)     $ 73      $ 64
                                         =======================================================

Comparison of Results of Operations for the Years Ended
 September 30, 1998 and 1997

      General. The Company's net income amounted to $989,000 or $.70 per share for fiscal 1998 compared to $1.1 million or $.79 per share for fiscal 1997. The decrease of $150,000 or 13.2% in net income for fiscal 1998 was primarily due to an increase in general and administrative expenses and partially offset by an increase in net interest income.

      Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income increased $211,000 or 5.5% to $4.0 million for fiscal 1998 compared to fiscal 1997. The decrease in the average interest rate spread to 3.28% for fiscal 1998 compared to 3.31% for fiscal 1997 was offset by an increase in average net interest-earning assets of $300,000 or 1.3% to $15.1 million for fiscal 1998 from $14.8 million for fiscal 1997. The net interest margin for fiscal 1998 was 4.10% compared to 4.19% for fiscal 1997.

      Interest Income. Interest income amounted to $8.5 million for fiscal 1998, an increase of $532,000 or 6.7% compared to interest income of $8.0 million for fiscal 1997. Such increase was primarily due to an increase in interest income on loans as a result of an increase in the average balance of loans and partially offset by a decrease in the average yield earned on such assets. The average balance of loans receivable increased $7.6 million or 9.1% to $91.5 million for fiscal 1998 compared to $83.9 million for fiscal 1997. The average yield earned on such assets decreased to 8.83% for fiscal 1998 compared to 8.94% for fiscal 1997. The increase in the average balance of loans receivable was primarily due to the origination of single-family mortgage loans.

      Interest Expense. Interest expense increased $321,000 or 7.8% to $4.5 million for fiscal 1998 compared to $4.1 million for fiscal 1997. The increase was primarily due to an increase in the average balance of time deposits of $6.0 million or 11.0% to $60.3 million for fiscal 1998 compared to $54.3 million for fiscal 1997. This was offset by a decrease in overall cost of funds of seven basis points from 5.40% in fiscal year 1997 to 5.33% in fiscal year 1998.

      Provision for Loan Losses. The provision for loan losses amounted to $285,000 and $137,000 for fiscal 1998 and 1997, respectively. The allowance for loan losses as a percent of total loans and as a percent of non-performing loans was .73% and 19.65%, respectively, for fiscal 1998 compared to .53% and 24.57%, respectively, for fiscal 1997. The increase in the provision in 1998 was primarily due to the increase in the Savings Bank's non-performing loans.

      The Savings Bank establishes provisions for loan losses in order to maintain the allowance for loan losses at a level deemed to be appropriate. This level is based upon management's assessment of prior loss experience, the volume and type of lending conducted by the Savings Bank, industry standards, past due loans, economic conditions in the Savings Bank's market area and generally and other factors related to the collectibility of the Savings Bank's loan portfolio. A significant majority of the Savings Bank's non-performing loans has historically consisted of one-to-four family loans.
 Due to the stability of the local economy, the lower level of risk involved with such loans and the minimal level of charge-offs, the Savings Bank has maintained its allowance for loan losses at a level deemed adequate by management. However, this level is lower than most industry standards with respect to the allowance as a percent of both total non-performing loans and total loans.

      Other Income. Other income amounted to $279,000 for fiscal 1998 compared to $268,000 for fiscal 1997, an increase of $11,000 or 4.1%. Such increase was primarily due to an increase in fees and charges.

      General and Administrative Expenses. General and administrative expenses increased $300,000 or 13.6% to $2.5 million for fiscal 1998 compared to $2.2 million for fiscal 1997. Such increase was primarily due to an increase of $233,000 or 19.9% in compensation and employee benefits and an increase of $35,000 or 30.2% in franchise and other taxes. The increase in compensation and employee benefits was primarily due to benefits related to the Company's Employee Stock Ownership Plan ("ESOP") as well as normal salary and merit increases. The increase related to the ESOP was primarily attributable to the release of additional shares of Common Stock in 1998 as a result of the special distribution of $2.75 per share paid in fiscal 1998. Accordingly, the Company believes such costs will decrease in fiscal 1999.

      Income Taxes. Total income taxes amounted to $543,000 and $587,000 for fiscal 1998 and 1997, respectively. The effective tax rate was 35.4% and 34.0%, respectively.

Comparison of Results of Operations for the Years Ended
 September 30, 1997 and 1996

      General. The Company's net income amounted to $1.1 million or $.79 per share for fiscal 1997 compared to $517,000 or $.35 per share for fiscal 1996. The increase of $622,000 or 120.3% in net income for fiscal 1997 was primarily due to a decrease in federal insurance premiums as well as an increase in net interest income and other income.

      Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e., the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest income increased $64,000 or 1.7% to $3.8 million for fiscal 1997 compared to fiscal 1996.
The increase in the average interest rate spread to 3.31% for fiscal 1997 compared to 3.13% for fiscal 1996 was substantially offset by a decrease in the ratio of average interest-earning assets to average interest-bearing liabilities to 119.34% for fiscal 1997 from 130.80% for fiscal 1996. The net interest margin for fiscal 1997 was 4.19% compared to 4.39% for fiscal 1996.

      Interest Income. Interest income amounted to $8.0 million for fiscal 1997, an increase of $685,000 or 9.4% compared to interest income of $7.3 million for fiscal 1996. Such increase was primarily due to an increase in interest income on loans as a result of an increase in the average balance of loans and, to a lesser extent, an increase in the average yield earned on such assets. The average balance of loans receivable increased $10.0 million or 13.6% to $83.9 million for fiscal 1997 compared to $73.9 million for fiscal 1996. In addition, the average yield earned on such assets increased to 8.94% for fiscal 1997 compared to 8.90% for fiscal 1996. The increase in the average balance of loans receivable was primarily due to increased originations of single-family mortgage loans.

      Interest Expense. Interest expense increased $621,000 or 17.7% to $4.1 million for fiscal 1997 compared to $3.5 million for fiscal 1996. Such increase was primarily due to an increase in the average balance of time deposits as well as an increase in the average balance of and rates paid on FHLB advances. The average balance of time deposits and FHLB advances increased to $54.3 million and $8.9 million, respectively, for fiscal 1997 compared to $48.1 million and $4.2 million, respectively, for fiscal 1996. The increase in the average balance of time deposits and FHLB advances was primarily due to increased funding needs as a result of increased loan origination activity. The average rate paid on FHLB advances increased to 5.85% for fiscal 1997 compared to 5.46% for fiscal 1996.

      Provision for Loan Losses. The provision for loan losses amounted to $137,000 and $125,000 for fiscal 1997 and 1996, respectively. The allowance for loan losses as a percent of total loans and as a percent of nonperforming loans was .53% and 24.57%, respectively, for fiscal 1997 compared to .45% and 31.02%, respectively, for fiscal 1996.

      Other Income. Other income amounted to $268,000 for fiscal 1997 compared to $177,000 for fiscal 1996, an increase of $91,000 or 51.4%. Such increase was primarily due to an increase in fees and charges.

      General and Administrative Expenses. General and administrative expenses decreased $791,000 or 26.1% to $2.2 million for fiscal 1997 compared to $3.0 million for fiscal 1996. Such decrease was primarily due to a decrease of $393,000 or 26.1% in compensation and employee benefits and a decrease of $449,000 or 86.3% in federal insurance premiums. The decrease in compensation and employee benefits was primarily due to decreased employee benefit costs. This decrease was due to a decrease in ESOP expense related to the number of shares released. In fiscal year 1996, this expense was higher because the special $4.00 dividend casued more ESOP shares to be released. The decrease in federal deposit insurance premiums was due to federal legislation passed in 1996 which authorized a one-time assessment on all savings institutions to recapitalize the Savings Association Insurance Fund ("SAIF"). The Savings Bank's assessment amounted to $375,000 (pre-tax) in fiscal 1996. The recapitalization of the SAIF has resulted in lower deposit premiums which has benefited the Savings Bank's earnings.

      Income Taxes. Total income taxes amounted to $587,000 and $275,000 for fiscal 1997 and 1996, respectively. The effective tax rate was 34.0% and 34.7%, respectively.

Liquidity and Capital Resources

      The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Savings Bank's primary sources of funds are deposits, borrowings, amortization, prepayments and maturities of outstanding loans, sales of loans, maturities of investment securities and other short-term investments and funds provided from operations. While scheduled loan amortization and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Company manages the pricing of its deposits to maintain a steady deposit balance. In addition, the Company invests excess funds in overnight deposits and other short-term interest-earning assets, which provide liquidity to meet lending requirements. The Company has generally been able to generate enough cash through the retail deposit market, its traditional funding source, to offset the cash utilized in investing activities. As an additional source of funds, the Company can borrow funds as needed. At September 30, 1998, the Company had $12.5 million of borrowed funds.

      Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending products. The Company uses its sources of funds primarily to meet its ongoing commitments, to pay maturing savings certificates and savings withdrawals and fund loan commitments. At September 30, 1998, the total approved loan commitments outstanding, excluding construction loans, amounted to $1.7 million. At the same date, the unadvanced portion of construction loans approximated $2.6 million. Certificates of deposit scheduled to mature in one year or less at September 30, 1998 totaled $36.2 million. The Company did not have any investment securities scheduled to mature in one year or less at September 30, 1998. Management believes that a significant portion of maturing deposits will remain with the Company. The Company anticipates that it will continue to have sufficient funds to meet its current commitments.

      The Savings Bank is required by the OTS to maintain average daily balances of liquid assets and short-term liquid assets (as defined) in amounts equal to 5% and 1%, respectively, of net withdrawable deposits and borrowings payable in one year or less to assure its ability to meet demand for withdrawals and repayment of short-term borrowings. The liquidity requirements may vary from time to time at the direction of the OTS depending upon economic conditions and deposit flows. The Savings Bank generally maintains a liquidity ratio of between 5% and 10% of its net withdrawable deposits and borrowings payable in one year or less. The Savings Bank's average monthly liquidity ratio and short-term liquid assets ratio for September 1998 was 6.3% and 2.6%, respectively.

      Federally insured savings institutions are required to satisfy three different OTS capital requirements. Under these standards, savings institutions must maintain "tangible" capital equal to at least 1.5% of adjusted total assets, "core" capital equal to at least 4% of adjusted total assets and "total" capital (a combination of core and "supplementary" capital) equal to at least 8% of "risk-weighted" assets. For purposes of the regulation, core capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, minority interests in the equity accounts of fully consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits and qualifying supervisory goodwill. Core capital is generally reduced by the amount of a savings institution's intangible assets, although limited exceptions to the deduction of intangible assets are provided for purchased mortgage servicing rights, qualifying supervisory goodwill and certain other intangibles, all of which are currently not relevant to the calculation of Savings Bank's regulatory capital. Tangible capital is core capital less all intangible assets, with a limited exception for purchased mortgage servicing rights. Under the "prompt corrective actions" regulations of the OTS, a savings bank that has not received the highest possible examination rating may become subject to corrective action if its core capital is less than 4% of its adjusted total assets.

      The Savings Bank substantially exceeded each of the above-described regulatory capital requirements at September 30, 1998.

Impact of Inflation and Changing Prices

      The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

      Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

Recent Accounting Pronouncements

      In February 1997, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share and makes them comparable to international EPS standards.

      Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

      SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented. This pronouncement had no material effects on the disclosures or accounting principles of the Company.

      In March 1997, the FASB issued SFAS No. 129, "Disclosure of Information about Capital Structure." Statement No. 129 continues the existing requirements to disclose the pertinent rights and privileges of all securities other than ordinary common stock but expands the number of companies subject to portions of its requirements. Specifically, the Statement requires all entities to provide the capital structure disclosures previously required by Opinion 15. Companies that were exempt from the provisions of Opinion 15 will now need to make those disclosures. This pronouncement had no material effects on the disclosures or accounting principles of the Company.

      In July 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The objective of the Statement is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events during the period other than transactions with owners ("Comprehensive income"). Comprehensive income is the total of net income and all other nonowner changes in equity. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted. This pronouncement will have no material effects on the disclosures or accounting principles of the Company.

      In July 1997, the FASB issued SFAS No. 131, "Disclosures About
Segments of an Enterprise and Related Information."   Statement No. 131
requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and a finer partitioning of geographic disclosures. It requires limited segment data on a quarterly basis. It also requires geographic data by country, as opposed to broader geographic regions as permitted under current standards. The Statement is effective for fiscal years beginning after December 15, 1997 with earlier application permitted. This pronouncement will have no material effects on the disclosures or accounting principles of the Company.

                              STOCK INFORMATION

      The Conversion was completed effective June 27, 1995. In connection with the Conversion, the Company issued 1,573,775 shares of common stock to certain depositors and borrowers of the Savings Bank, an employee benefit plan of the Company and certain other depositors and borrowers.

      At December 17, 1998, the Company had 1,474,321 shares of common stock outstanding which were held by approximately 651 stockholders. Such figure does not reflect the number of beneficial owners of common stock.

      The Company's common stock is quoted on the Nasdaq SmallCap Market under the symbol "FTSB." The high and low bid quotations for the common stock for each of the quarters in fiscal 1997 and 1998 as well as cash dividends declared during these periods were:

                            Quotations                 Dividends
                      --------------------    --------------------------
                      High Bid     Low Bid    Amount        Payment Date
                      --------     -------    ------        ------------

December 31, 1996      $15.00      $13.13      .0625      January 16, 1997
March 31, 1997          14.31       10.75      .0625      April 16, 1997
June 30, 1997           11.63        9.25      .0625      July 15, 1997
September 30, 1997      13.13       10.38      .1125      October 14, 1997
December 31, 1997       15.50       12.63      .0625      January 14, 1998
March 31, 1998          15.63       14.13      .0625      April 15, 1998
June 30, 1998           15.75       14.00      .0625      July 15, 1998
September 30, 1998      16.00       11.50     2.7500      September 15, 1998
September 30, 1998                             .0625      October 15, 1998

      The bid prices of the Company's common stock reflect inter-dealer quotations and do not include markups, markdowns or commissions and may not necessarily represent actual transactions.


              FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                              TABLE OF CONTENTS

                                                                     PAGE

Independent Auditors' Report                                          17

Consolidated Financial Statements

  Consolidated Statements of Financial Condition                      18

  Consolidated Statements of Income                                   19

  Consolidated Statements of Stockholders' Equity                     20

  Consolidated Statements of Cash Flows                               21

  Notes to the Consolidated Financial Statements                     22-47


                                            250 Grandview Drive, Suite 300
                                             Fort Mitchell, KY  41017-5610
VonLehman & Company Inc.
--------------------------------------------------------------------------
Certified Public Accountants and Business Advisors
                                             4221 Malsbary Road, Suite 102
                                              Cincinnati, Ohio  45242-5502


                        INDEPENDENT AUDITORS' REPORT


Board of Directors
Fort Thomas Financial Corporation
 and Subsidiary
Fort Thomas, Kentucky

We have audited the accompanying consolidated statements of financial condition of Fort Thomas Financial Corporation and Subsidiary as of September 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended September 30, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
 An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fort Thomas Financial Corporation and Subsidiary at September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for the years ended September 30, 1998, 1997 and 1996 in conformity with generally accepted accounting principles.


                                       /s/ VonLehman & Company, Inc.

Fort Mitchell, Kentucky
November 24, 1998

FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                      (In Thousands, Except Share Data)

                                   ASSETS

                                                        September 30,
                                                      -----------------
                                                      1998         1997
                                                      ----         ----

Assets
  Cash and Cash Equivalents                         $  3,135      $ 2,186
  Investment Securities
    Held to Maturity - at Amortized Cost
     (Market Value of $3,009 and
     $2,984 for 1998 and 1997, Respectively)           3,001        2,990
    Available for Sale - at Market                       753            -
  Mortgage-Backed Securities
   Available for Sale - at Market                          -          798
  Loans Receivable, Net                               92,795       88,452
  Office Properties and Equipment - at
   Depreciated Cost                                      493          570
  Federal Home Loan Bank Stock                           871          785
  Cash Surrender Value of Life Insurance               1,159        1,114
  Accrued Interest Receivable                            856          770
  Prepaid and Other Assets                               112           93
  Deferred Federal Income Tax Asset                      436           86
  Prepaid Federal Income Tax Asset                         -           29
                                                    ---------------------

      Total Assets                                  $103,611      $97,873
                                                    =====================

                    LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Deposits                                          $ 76,851      $71,858
  Borrowed Funds                                      12,526        8,846
  Advances from Borrowers for Taxes and
   Insurance                                             270          229
  Deferred Compensation                                  552          504
  Accrued Interest Payable                                72           59
  Accrued Federal Income Tax Liability                     6            -
  Other Liabilities                                      621          591
                                                    ---------------------

      Total Liabilities                               90,898       82,087
                                                    ---------------------

Stockholders' Equity
  Common Stock of $.01 Par Value; 4,000,000
   Shares Authorized; 1,573,775 Shares Issued;
   1,474,321 and 1,495,086 Shares Outstanding as
   of September 30, 1998 and 1997, Respectively           16           16
  Additional Paid-In Capital                           7,594        9,436
  Shares Acquired by Employee Stock Ownership
   Plan                                                 (498)        (744)
  Shares Acquired by MRP Trust                          (550)        (672)
  Retained Earnings - Substantially Restricted         7,531        8,852
  Treasury Stock                                      (1,380)      (1,103)
  Unrealized Gain on Available for Sale
   Securities, Net of Related Tax Effects                  -            1
                                                    ---------------------

      Total Stockholders' Equity                      12,713       15,786
                                                    ---------------------

      Total Liabilities and Stockholders' Equity    $103,611      $97,873
                                                    =====================

See auditors' report and accompanying notes.

              FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF INCOME
                      (In Thousands, Except Share Data)

                                             Years Ended September 30,
                                            ---------------------------
                                            1998        1997       1996
                                            ----        ----       ----

Interest Income
  Interest on Loans                        $8,079      $7,499      $6,576
  Interest on Investment Securities           210         254         342
  Interest on Mortgage-Backed Securities        1          50          54
  Other Interest and Dividends                212         167         313
                                           ------------------------------

      Total Interest Income                 8,502       7,970       7,285
                                           ------------------------------

Interest Expense
  Deposits                                  3,938       3,615       3,288
  Borrowed Funds                              521         523         229
                                           ------------------------------

      Total Interest Expense                4,459       4,138       3,517
                                           ------------------------------

Net Interest Income                         4,043       3,832       3,768

Provision for Losses on Loans                 285         137         125
                                           ------------------------------

      Net Interest Income After
       Provision for Losses on Loans        3,758       3,695       3,643
                                           ------------------------------

Other Income
  Fees and Charges                            143         133          64
  Other                                       136         135         113
                                           ------------------------------

      Total Other Income                      279         268         177
                                           ------------------------------

General and Administrative Expenses
  Compensation and Employee Benefits        1,401       1,168       1,546
  Franchise and Other Taxes                   151         116         128
  Federal Insurance Premium                    44          71         520
  Expenses of Premises and Equipment          210         175         163
  Professional Services, Fees                 227         258         246
  Data Processing and Related Contract
   Services                                   154         137         127
  Other Operating Expenses                    318         312         298
                                           ------------------------------

      Total General and Administrative
       Expenses                             2,505       2,237       3,028
                                           ------------------------------

      Income Before Income Tax              1,532       1,726         792

      Federal Income Tax Expense              543         587         275
                                           ------------------------------

      Net Income                           $  989      $1,139      $  517
                                           ==============================

      Basic EPS                            $  .70         .79         .36
                                           ==============================

      Fully Diluted EPS                    $  .66      $  .75      $  .35
                                           ==============================

See auditors' report and accompanying notes.

              FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                               (IN THOUSANDS)

                                                                                                         Unrealized
                                                                                                           Gains
                                             Additional    Shares      Shares                             (Losses)        Total
                                    Common    Paid-In     Acquired   Acquired By   Retained   Treasury     on AFS     Stockholders'
                                    Stock     Capital     By ESOP     MRP Trust    Earnings    Stock     Securities      Equity
                                    ------   ----------   --------   -----------   --------   --------   ----------   -------------

Balance at September 30, 1995        $16      $14,981     $(1,249)     $   -       $ 8,042    $     -       $ -         $21,790
Net Income                             -            -           -          -           517          -         -             517
Unrealized Loss on AFS
 Securities, Net of Tax Effect         -            -           -          -             -          -        (7)             (7)
ESOP Common Stock Released
 for Allocation                        -          161         402          -             -          -         -             563
Amortization of Stock
 Compensation Plans                    -           14           -         80             -          -         -              94
Common Stock Acquired for MRP          -            -           -       (873)            -          -         -            (873)
Dividends Declared                     -       (5,769)          -          -          (394)         -         -          (6,163)
                                     ------------------------------------------------------------------------------------------

Balance at September 30, 1996         16        9,387        (847)      (793)        8,165          -        (7)         15,921
Net Income                             -            -           -          -         1,139          -         -           1,139
ESOP Common Stock Released
 for Allocation                        -           25         103          -             -          -         -             128
Unrealized Loss on AFS Sescurities,
 Net of Tax Effect                     -            -           -          -             -          -         8               8
Treasury Stock Acquired                -            -           -          -             -     (1,103)        -          (1,103)
Amortization of Stock Compensation
 Plans                                 -           24           -        121             -          -         -             145
Dividends Declared                     -            -           -          -          (452)         -         -            (452)
                                     ------------------------------------------------------------------------------------------

Balance at September 30, 1997         16        9,436        (744)      (672)        8,852     (1,103)        1          15,786
Net Income                             -            -           -          -           989          -         -             989
Unrealized Gain on AFS Securities
 Net of Tax Effect                     -            -           -          -             -          -        (1)             (1)
ESOP Common Stock Released
 for Allocation                        -           61         246          -             -          -         -             307
Treasury Stock Acquired                -            -           -          -             -       (277)        -            (277)
Amortization of Stock Compensation
 Plans                                 -          (13)          -        122             -          -         -             109
Dividends Declared                     -       (1,890)          -          -        (2,310)         -         -          (4,200)
                                     ------------------------------------------------------------------------------------------

Balance at September 30, 1998        $16      $ 7,594     $  (498)     $(550)      $ 7,531    $(1,380)      $ -         $12,713
                                     ==========================================================================================

See auditors' report and accompanying notes.

              FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (In Thousands)

                                                        Years Ended September 30,
                                                     --------------------------------
                                                     1998          1997          1996
                                                     ----          ----          ----

Cash Flows From Operating Activities
  Net Income                                       $    989      $  1,139      $    517
  Reconciliation of Net Income
   with Cash Flows from Operations
   Allowance for Losses on Loans                        285           137           125
    Depreciation                                        106            77            87
    Deferred Federal Income Taxes                      (350)          171          (258)
    Amortization                                       (266)         (292)          (85)
    FHLB Stock Dividends                                (60)          (52)          (49)
    (Gain) Loss on Disposal of Real
     Estate Owned                                         -             4            (1)
    Amortization of Stock Compensation Plans            109           145            94
    Changes In
      Accrued Interest Receivable                       (86)         (128)          (67)
      Prepaid and Other Assets                          (19)           25           (19)
      Cash Surrender Value of Life Insurance            (45)          (46)          (56)
      Deferred Compensation                              48           128           113
      Accrued Interest Payable                           13            (1)           30
      Prepaid/Accrued Federal Income Tax
       Liability                                         35          (114)           52
      Other Liabilities                                  30          (307)          631
                                                   ------------------------------------

      Net Cash Provided by Operating Activities         789           886         1,114
                                                   ------------------------------------

Cash Flows From Investing Activities
  Proceeds from Maturity of Investment Securities     2,891         3,000         3,496
  Purchase of Investment Securities                  (2,860)       (1,988)       (2,502)
  Loan Originations and Repayments, Net              (4,643)      (10,375)       (7,157)
  Purchase of FHLB Stock                                (26)          (33)            -
  Principal Received on Mortgage-Backed
   Securities                                             -            18           151
  Proceeds from the Sale of Real Estate
   Acquired Through Foreclosure                         283            64           295
  Purchase of Office Equipment                          (29)           (4)          (12)
                                                   ------------------------------------

      Net Cash Used In Investing Activities          (4,384)       (9,318)       (5,729)
                                                   ------------------------------------

Cash Flows From Financing Activities
  Net Change in Deposits                              4,993         8,127         3,733
  Dividends Paid                                     (4,200)         (452)       (6,163)
  ESOP Shares Released                                  307           128           563
  Common Stock Purchased for Treasury / MRP Trust      (277)       (1,103)         (873)
  Advance from Borrowers for Taxes and Insurance         41            41             5
  Repayments of Borrowings                          (11,020)       (4,558)         (197)
  Proceeds from Borrowings                           14,700         6,650         3,300
                                                   ------------------------------------

      Net Cash Provided by Financing Activities       4,544         8,833           368
                                                   ------------------------------------

      Changes in Cash and Cash Equivalents              949           401        (4,247)

Cash and Cash Equivalents, Beginning of Year          2,186         1,785         6,032
                                                   ------------------------------------

      Cash and Cash Equivalents, End of Year       $  3,135      $  2,186      $  1,785
                                                   ====================================

See auditors' report and accompanying notes.

              FORT THOMAS FINANCIAL CORPORATION AND SUBSIDIARY
               NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

Fort Thomas Financial Corporation (the Company) provides financial services to individuals and corporate customers, and is subject to competition from other financial institutions. The Company is also subject to the regulations of certain Federal agencies and undergoes periodic examinations by those regulatory authorities.

The Company is a holding company whose activities are primarily limited to holding the stock of Fort Thomas Savings Bank (the Bank). The Bank conducts a general banking business in Northern Kentucky, which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest earning assets (i.e., loans and investments) and the interest expense paid on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside management's control.

Basis of Financial Statement Presentation

The consolidated financial statements include the accounts of Fort Thomas Financial Corporation and its subsidiary, Fort Thomas Savings Bank, FSB. All material intercompany balances and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the year. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains appraisals for significant properties.

A substantial portion of the Bank's loans are secured by real estate in local markets. In addition, foreclosed real estate is located in this same market. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate.
 Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

FHLB Stock

The Bank, as a member of the Federal Home Loan Bank System, is required by law to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB). The stock is recorded at cost, which represents anticipated redemption value.

Investment Securities and Mortgage-Backed Securities

The Company's investments and mortgage-backed securities are classified in three categories and accounted for as follows:

      Trading Securities

      Investment securities held principally for resale in the near term and mortgage-backed securities held for sale in conjunction with the Company's mortgage banking activities are classified as trading securities and recorded at their fair values. Unrealized gains and losses on trading securities are included in other income. The Company currently has no investments in this category.

      Securities Held to Maturity

      Investment securities and mortgage-backed securities for which the Company has the positive intent and ability to hold until maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

      Available for Sale Securities

      Securities available for sale consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as securities to be held to maturity. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Financial Instruments with Off Balance Sheet Risk

The Company does not participate in interest-rate exchange agreements, hedging or other similar financial instruments.

Loans Receivable

Loans receivable are stated at unpaid principal balances less the allowance for loan losses, loans in process and deferred loan-origination fees. Interest is accrued as earned unless the collectibility of the loan is in doubt.

Loans are placed on nonaccrual when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income, and thereafter interest is recognized only to the extent of payments received.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on a nonaccrual status.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb potential losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses.

In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". SFAS No. 114, which was subsequently amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions, requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Company's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

The Company adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Company considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and, therefore, excluded from separate identification for evaluation of impairment. Investment in impaired nonresidential and multifamily residential real estate loans are generally collateral dependent and are carried at the lower of cost or fair value. Collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at this time.

At September 30, 1998 and 1997, the Company had no loans that would be defined as impaired under SFAS No. 114.

Provision for Losses

Provision for losses includes charges to reduce the recorded balances of mortgage loans receivable, uncollected interest and real estate to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term.
Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that may be beyond the Bank's control. It is the opinion of management, however, that adequate provisions have been made for losses on loans and real estate.

Loan Origination Fees

Loan origination fees net of direct loan origination costs are offset and the resulting net amount is deferred and amortized over the life of the related loans as an adjustment to the yield. In addition, commitment fees are required to be offset against certain related direct loan origination costs and generally recognized over the contractual life of the related loans as an adjustment of yield if the commitment is exercised. If the commitment expires unexercised, the fee is recognized as income upon expiration of the commitment.

Office Properties and Equipment

The cost of office properties and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line and accelerated methods.

Maintenance and repairs are charged to operations when incurred.
Significant betterments and renewals are capitalized. When office properties and equipment is sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

The useful lives of office properties and equipment for purposes of computing depreciation are:

                  Office Properties      15-35 Years
                  Equipment               5-10 Years

Real Estate Owned

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

Federal Income Taxes

The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Stock Benefit Plans

In conjunction with its common stock offering, the Company implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for all full-time employees who have completed one year of service. The Company accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employer's Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the plan totaled approximately $307,000, $128,000 and $563,000 for the years ended September 30, 1998, 1997, and 1996, respectively.

The Company also has a Management Recognition Plan (MRP). Subsequent to the offering, the MRP purchased 62,951 shares of common stock in the open market. During fiscal year 1998, 8,560 shares were granted to executive officers and members of the Board of Directors of the Company. Common stock granted under the MRP vests ratably over a five year period, commencing in December 1996. Provisions of $119,000 related to the MRP were charged to expense for each of the fiscal years ended September 30, 1998 and 1997. No provision was charged to expense for the fiscal year ended September 30, 1996, because the plan began in fiscal year 1996.

Also, the Board of Directors adopted a Stock Option Plan that provided for the issuance of 157,377 shares of common stock at fair market value at the date of grant. The Company has granted 107,000 options to purchase shares to members of the Board of Directors and executive officers at fair value of $6.91 per share. As of September 30, 1998, none of the stock options granted have been exercised.

Advertising

Advertising costs are expensed as incurred. Advertising costs totaled $44,719, $45,447 and $44,523 for the years ended September 30, 1998, 1997 and 1996, respectively.

Treasury Stock

Treasury stock is shown at cost, and in 1998 and 1997 consists of 99,454 and 78,689 shares of common stock, respectively.

Reclassifications

Certain amounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

NOTE 2 - CASH FLOWS INFORMATION

For purposes of the cash flows statement, cash includes cash and cash equivalents on hand and in demand and time accounts and certificates of deposit with three months or less maturity.

Cash paid for interest and income taxes was as follows:

                                                    Years Ended
                                                   September 30,
                                            ----------------------------
                                            1998        1997        1996
                                            ----        ----        ----
                                                   (In Thousands)

Interest                                   $4,446      $4,139      $3,487
                                           ==============================

Income Taxes                               $  858      $  530      $  481
                                           ==============================

The Company had noncash investing or financing activities as follows:


Real Estate Acquired through
 Foreclosure of Mortgage Loans             $  283      $   64      $  269
                                           ==============================

FHLB Stock Dividend Received               $   60      $   52      $   49
                                           ==============================

The balance in cash and cash equivalents as of and September 30, 1998 and 1997 consists of the following:

                                                          September 30,
                                                        ----------------
                                                        1998        1997
                                                        ----        ----
                                                         (In Thousands)

Cash on Hand                                           $  194      $  167
Cash in Demand Accounts:
  Interest Bearing                                      2,498       1,947
  Non-Interest Bearing                                    443          72
                                                       ------------------

      Totals                                           $3,135      $2,186
                                                       ==================

NOTE 3 - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

Investment securities held to maturity as of September 30, 1998 and 1997 consist of the following:

                                         Gross         Gross       Estimated
                           Carrying    Unrealized    Unrealized     Market
                            Value        Gains         Losses       Value
                           --------    ----------    ----------    ---------
                                             (In Thousands)

1998
  U.S. Government and
   Federal Agencies         $3,001        $ 9           $ 1         $3,009
                            ==============================================

1997
  U.S. Government and
   Federal Agencies         $2,990        $ 3           $ 9         $2,984
                            ==============================================

The following is a summary of maturities of securities held-to-maturity as of September 30, 1998:

                                           Carrying        Estimated
                                            Value          Fair Value
                                           --------        ----------
                                                (In Thousands)

Over One Year Through Five Years            $3,001           $3,009
                                            =======================

Investment securities and mortgage-backed securities available for sale as of September 30, 1998 and 1997 consist of the following:

                                           Gross         Gross       Estimated
                            Amortized    Unrealized    Unrealized     Market
                              Cost         Gains         Losses       Value
                            ---------    ----------    ----------    ---------
                                              (In Thousands)

1998 - Available for Sale
 Corporate Notes              $753          $ -           $ -          $753
                              =============================================
1997 - Available for Sale
 Federal Home Loan Mortgage
 Corporation Participations   $797          $ 1           $ -          $798
                              =============================================

The following is a summary of maturities of securities available for sale as of September 30, 1998:

                                         Amortized        Estimated
                                            Cost          Fair Value
                                         ---------        ----------
                                               (In Thousands)

      Over Ten Years                        $753            $753
                                            ====================

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

The balances in loans receivable as of September 30, 1998 and 1997 are as follows:

                                                       September 30,
                                                     -----------------
                                                     1998         1997
                                                     ----         ----
                                                       (In Thousands)

Real Estate Mortgage Loans:
  One to Four Family                                $78,969      $74,471
  Multi-Family Residential                           11,070       11,015
  Land and Construction:
    Residential                                       5,531        3,885
    Commercial                                            -            -
Consumer Loans:
  Savings Accounts Loans                                665          702
  Other Consumer Loans                                  449          528
                                                    --------------------

Total                                                96,684       90,601
Less:
  Loans in Process                                    2,572        1,048
  Deferred Loan Origination Fees                        613          625
  Allowances for Losses                                 704          476
                                                    --------------------

Loans Receivable - Net                              $92,795      $88,452
                                                    ====================

A summary of activity in the allowance for loan losses at September 30, 1998, 1997 and 1996 is as follows:

                                               1998      1997      1996
                                               ----      ----      ----
                                                    (In Thousands)

Balance at Beginning of the Year               $476      $366      $239
Additions to Allowance                          285       137       125
Recoveries (Charge Offs) During the Year        (57)      (27)        2
                                               ------------------------

      Balance at End of the Year               $704      $476      $366
                                               ========================

At September 30, 1998 and 1997 the Bank had non-accrual loans of approximately $3,519,000 and $1,937,000, respectively. Had interest been recognized on these loans at the original rates, interest income would have increased approximately $102,000, $76,900 and $41,000 in fiscal 1998, 1997 and 1996, respectively. The Bank has no commitments to loan additional funds to the borrowers of non-accrual loans.

The Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $1,656,000 and $2,380,000 at September 30, 1998 and 1997, respectively.

NOTE 5 - ACCRUED INTEREST RECEIVABLE

A breakdown of accrued interest receivable is as follows:

                                                 September 30,
                                                --------------
                                                1998      1997
                                                ----      ----
                                                (In Thousands)

      Loans Receivable                          $793      $683
      Mortgage-Backed Securities                   -        20
      Investments                                 63        67
                                                --------------

            Total                               $856      $770
                                                ==============

NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

The balance in office properties and equipment as of September 30, 1998 and 1997 consists of the following:

      Land                                      $   98      $   98
      Buildings and Improvements                   807         792
      Furniture and Equipment                      651         637
                                                ------------------

                                                 1,556       1,527
      Accumulated Depreciation                  (1,063)       (957)
                                                ------------------

      Office Properties and Equipment at
       Depreciated Cost                         $  493      $  570
                                                ==================

NOTE 7 - BORROWED FUNDS

The Bank had short-term advances from the FHLB for $2,600,000 with interest at 5.9% at September 30, 1997. These loans were paid in March, 1998.

The Bank has two long-term advances from the FHLB in the amount of $1.5 million each at September 30, 1998. These two advances accrue interest at 5.30% and 5.55%, respectively. Monthly principal and interest payments on these loans are approximately $16,000 each. These loans mature October, 2008.

The Bank has another long-term advance from the FHLB for $5,500,000 as of September 30, 1998. This loan accrues interest at 5.1%. Interest only payments are due each month. This loan matures in March, 2008.

These advances are collateralized by the Bank's Federal Home Loan Bank stock and first mortgage loans. Payment of these loans prior to their due date could result in a prepayment penalty.

The Company has a short-term loan from Fifth Third Bank for $4,000,000 as of September 30, 1998, with interest at the prime rate (8.25% at September 30, 1998). This loan matures in December 1998.

Maturities for the next five years and thereafter are as follows:

Maturing in Years           Long-Term        Short-Term
Ending September 30,        Borrowings       Borrowings       Total
--------------------        ----------       ----------       -----
                                           (In Thousands)

       1999                  $  232            $4,000        $ 4,232
       2000                     245                 -            245
       2001                     258                 -            258
       2002                     273                 -            273
       2003                     288                 -            288
       Thereafter             7,230                 -          7,230
                             ---------------------------------------

                             $8,526            $4,000        $12,526
                             =======================================

NOTE 8 - DEPOSITS

A breakdown of deposit balances by interest rate and major type as of September 30, 1998 and 1997 is as follows:

                                             September 30,
                              --------------------------------------------
                                     1998                     1997
                              -------------------      -------------------
                              Amount      Percent      Amount      Percent
                              ------      -------      ------      -------
                                    (In Thousands, Except Percents)

Deposit Type and Weighted
 Average Interest Rate

Passbooks - 2.75              $ 8,239      10.7%       $ 7,563      10.5%
Money Market Deposit
  Accounts - 2.74%              2,311       3.0          2,685        3.7
Now Accounts - 2.16%            3,974       5.2          2,950        4.1
                              -------------------------------------------

Total Demand, Transaction
 and Passbook Deposits         14,524      18.9         13,198       18.3
                              -------------------------------------------

Certificates of Deposit
  4.01% - 5.00%                 1,506       2.0          1,434        2.0
  5.01% - 6.00%                30,346      39.5         27,298       38.0
  6.01% - 7.00%                30,475      39.6         29,928       41.7
                              -------------------------------------------

Total Certificates of
 Deposits                      62,327      81.1         58,660       81.7
                              -------------------------------------------

      Totals                  $76,851     100.0%       $71,858      100.0%
                              ===========================================

The aggregate amount of deposits with a minimum denomination of $100,000 was approximately $8.2 million and $8.3 million at September 30, 1998 and 1997, respectively. Deposits of $100,000 or less are insured by the FDIC. Non-interest bearing deposit accounts totaled approximately $316,000 and $247,000 for September 30, 1998 and 1997, respectively.

Savings deposit customers are primarily Northern Kentucky area individuals and businesses.

Interest expense on deposits is summarized as follows:

                                            1998        1997        1996
                                            ----        ----        ----
                                                   (In Thousands)

Passbook Savings Accounts                  $  223      $  217      $  219
Money Market Deposit Accounts                  74          72          79
Certificates of Deposit                     3,572       3,263       2,932
Now Accounts                                   69          63          58
                                           ------------------------------

      Interest Expense on Deposits         $3,938      $3,615      $3,288
                                           ==============================

At September 30,1998, the scheduled maturities of certificates of deposits are as follows:

                                                             Weighted
      Certificates Maturing In                          Average Interest
            September 30,              Amount                  Rate
      ------------------------         ------           ----------------
                                       (In Thousands, Except Percents)

               1999                    $36,150                 5.9%
               2000                     18,046                 6.1
               2001                      4,616                 6.0
               2002                      1,791                 6.0
               2003                      1,724                 6.0
                                       ---------------------------

   Total Certificates of Deposit       $62,327                 5.9%
                                       ===========================

NOTE 9 - RETAINED EARNINGS

The Bank was allowed (until fiscal 1996) a special bad debt deduction for federal income tax purposes limited to a certain percentage of otherwise taxable income. This deduction is subject to certain limitations based on aggregate loans and savings account balances. If the amounts that qualified for this deduction are later used for purposes other than for bad debt losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings include approximately $1.7 million for which federal income tax has not been provided.

Under new legislation passed August, 1996, the special bad debt deduction was repealed for thrift institutions. The legislation also requires thrifts to recapture, over a six-year period, bad debt reserves added since 1988.
As the Bank has provided for a deferred tax liability for special bad debt deductions since 1988, the legislation did not have a material effect on the results of its operations.

NOTE 10 - RETIREMENT PLANS

The Company provides for death benefits (prior to retirement) or pensions for eligible employees through its participation in a multi-employer savings and loan industry noncontributory defined benefit retirement plan. This multi-employer plan does not provide information on funding by employer, but as of September 30, 1998 and 1997, the plan was fully funded. Pension expense was $11,492, $11,304 and $52,801 for the years ended September 30, 1998, 1997 and 1996, respectively. The Company's policy is to fund pension costs when accrued.

The Company participates in a Profit Sharing and 401(k) Plan. Employees are eligible to participate in the 401(k) Plan after completing one year of service with the Company and attaining age 21. The 401(k) Plan permits participants to make voluntary tax deferred contributions in an amount up to 15% of their annual base compensation. The Company makes matching contributions in an amount equal to 50% of each participant's contributions that do not exceed 4% of compensation.

In addition, the Company may make discretionary contributions to the 401(k) Plan which would be allocated to the accounts of plan participants in proportion to each participant's compensation for the plan year. All amounts deferred by employees are 100% vested. Vesting of matching and discretionary contributions is 100% vested after five years of service. The Company contributed $10,658, $10,563 and $10,797 to the 401(k) plan during the years ended September 30, 1998, 1997 and 1996, respectively.

NOTE 11 - DEFERRED COMPENSATION PLANS

The Company has entered into a non-qualified deferred compensation plan with certain of its officers. Under the plan, in return for the officers relinquishing the right to a portion of their current earnings, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn over a period of 180 months upon normal retirement. The retirement benefit is calculated based upon the amount of compensation deferred by the officers over a ten year period, together with a corresponding match by the association of one-third of the deferral. Both the deferral and the match accrue interest at 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 2005 and 2033.

The Company also entered into a non-qualified deferred compensation plan with certain of its directors. Under the plan, in return for the directors relinquishing the right to a portion of their current fees, the Company will pay them a retirement benefit in the form of a monthly payment to be drawn upon retirement over a period of 60 to 120 months. The retirement benefit is calculated based upon the amount of fees deferred by the directors over a five year period together with interest accrued on this deferral of 12% per year compounded monthly. Assuming normal retirement, these payments will be paid in varying amounts between 1998 and 2029.

During the years ended September 30, 1998, 1997 and 1996, the net periodic costs, including accrued interest and company match, under these plans were as follows:

                                                 September 30,
                                           ------------------------
                                           1998      1997      1996
                                           ----      ----      ----
                                                (In Thousands)

Deferred Compensation -
 Officers and Directors                    $13       $ 73      $ 73
Company Match - Officers                     2          2         2
Interest Accrued on Balance                 64         53        38
Benefit Payments                           (31)         -         -
                                           ------------------------

      Net Periodic Costs                   $48       $128      $113
                                           ========================

The total accrued liability for these plans at September 30, 1998 and 1997 was $522,000 and $504,000, respectively. This liability is included in these financial statements. The funding of these plans is to come from the general assets of the Company.

In conjunction with the formation of these plans, the Company purchased life insurance on the participants. The contracts are owned by the Company and
the officers and directors have no ownership rights to them.   As of
September 30, 1998 and 1997, the cash surrender value of these insurance contracts was $1,159,000 and $1,114,000, respectively. The increase in the cash surrender value of the life insurance for the years ended September 30, 1998, 1997 and 1996 was $45,000, $46,000 and $56,000, respectively. This increase is recorded as income by the Company.

NOTE 12 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company has established an ESOP for its employees. As part of the Conversion, the ESOP borrowed funds from the Company. The loan was equal to 100% of the aggregate purchase price of the Common Stock acquired by the ESOP. The loan to the ESOP is being repaid principally from the Company's and the Bank's contributions to the ESOP over a period of fifteen years, and the collateral for the loan is the Common Stock purchased by the ESOP. The interest rate for the ESOP loan is a fixed rate of 9.0%. The Company may, in any plan year, make additional discretionary contributions for the benefit of the plan participants in either cash or shares of Common Stock, which may be acquired through the purchase of outstanding shares in the market or from individual stockholders, upon the original issuance of additional shares by the Company or upon the sale of treasury shares by the Company.

Such purchases, if made, would be funded through additional borrowings by the ESOP or additional contributions from the Company. The timing, amount and manner of future contributions to the ESOP will be affected by various factors, including prevailing regulatory policies, the requirements of applicable laws and regulations and market conditions.

Shares purchased by the ESOP with the proceeds of the loan are held in a suspense account and released on a pro rata basis as debt service payments are made. Discretionary contributions to the ESOP and shares released from the suspense account are allocated among participants on the basis of compensation. Forfeitures are reallocated among remaining participating employees and may reduce any amount the Company might otherwise have contributed to the ESOP. Participants vest in their right to receive their account balances within the ESOP at the rate of 20% per year starting with the completion of three years of service and will be 100% vested upon the completion of seven years of service. Credit is given for years of service with the Bank prior to adoption of the ESOP.

Accounting principles requires that any third party borrowing by the ESOP be reflected as a liability on the Company's statement of financial condition.
 Since the ESOP borrowed from the Company, such obligation is not treated as a liability, but is excluded from stockholders' equity. If the ESOP purchases newly issued shares from the Company, total stockholders' equity would neither increase nor decrease, but per share stockholders' equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and the regulations of the IRS and the Department of Labor thereunder.

The fair value of the 49,818 unearned ESOP shares at September 30, 1998 was approximately $622,725. Shares committed to be released during 1998 were 24,569. Shares allocated during the current year were 10,289.

The fair value of the 74,387 unearned ESOP shares at September 30, 1997 was approximately $976,329. Shares committed to be released during 1997 were 10,289. Shares allocated during 1997 were 39,128.

NOTE 13 - INCOME TAXES

A reconciliation of income tax expense at the statutory rate (34% for all periods) to income tax expense at the Company's effective rate is as follows:

                                                   September 30,
                                             ------------------------
                                             1998      1997      1996
                                             ----      ----      ----
                                                  (In Thousands)

Computed Tax at the Expected
 Statutory Rate                              $521      $587      $269
Nondeductible Expenses                          3         2         3
Other Differences                              19        (2)        3
                                             ------------------------

      Income Tax Expense                     $543      $587      $275
                                             ========================

      Effective Income Tax Rate              35.4%     34.0%     34.7%
                                             ========================

The components of income tax expense are summarized as follows:

      Current Tax Expense                 $ 893      $416      $ 533
      Deferred Tax (Benefit) Expense       (350)      171       (258)
                                          --------------------------

      Income Tax Expense                  $ 543      $587      $ 275
                                          ==========================

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the deferred tax asset at September 30, 1998 and 1997 are as follows:

                                                            September 30,
                                                           --------------
                                                           1998      1997
                                                           ----      ----
                                                           (In Thousands)

Deferred Compensation Agreements (Deductible When
Paid for Taxes)                                            $188      $171
Loan Fees Deferred for Financial Reporting Purposes           -        26
Allowance for Loan Losses                                   239       162
Holding Company Loss Carryforward                           350       173
Accumulated Amortization of Stock Compensation Plans         40        19
Other                                                        72         -
                                                           --------------

Deferred Tax Asset                                          889       551
                                                           --------------

Federal Home Loan Bank Stock (Income Tax Payable
When Shares Received as Stock Dividends are Sold)           187       166
Special Tax Bad Debt Deduction                              160       192
Real Estate and Equipment (Depreciation Method
 Differences)                                                 5         8
Book Value of CSV of Life Insurance in Excess of
 Tax Basis                                                  101        86
Other                                                         -        13
                                                           --------------

Deferred Tax Liability                                      453       465
                                                           --------------

Net Deferred Income Tax Asset                              $436      $ 86
                                                           ==============

NOTE 14 - RELATED PARTY TRANSACTIONS

The Bank has mortgage loans outstanding with various officers, directors and employees. Loans are granted at interest rates and fees which are 1% below the Bank's normal lending rate, but are above its cost of funds. All these loans require board approval and will be repaid with regular monthly payments in the ordinary course of business until the loans are paid off.

Activity for the year is as follows:

                                                   (In Thousands)

      Balance at September 30, 1997                    $ 940
      New Loans Made                                     232
      Payments Made                                     (244)
                                                       -----

            Balance at September 30, 1998              $ 928
                                                       =====

The Company had deposits from various officers, directors, and employees totaling $978,000 and $699,000 as of September 30, 1998 and 1997,
respectively.

The Company's attorney and legal counsel serves on the Board of Directors of the Company and is paid approximately $160,000 annually for services rendered. The majority of these fees are reimbursed to the Bank as part of loan costs passed through to the Bank's customers. A member of the Board of the Directors of the Company is an insurance agent and presently assists in placing the Bank's insurance coverage. Another member of the Board provides appraisal services and is paid approximately $20,000 annually.

NOTE 15 - LOAN COMMITMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

Management believes that all loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

As of September 30, 1998, the Bank had fixed and adjustable rate loan commitments as follows:

                                        Fixed      Adjustable      Total
                                        -----      ----------      -----
                                        (In Thousands, Except Percents)

First Mortgage Loans on
 One to Four Family Residential
 Property                                $442        $1,017      $1,459
Commercial Loans                            -           285         285
                                         ------------------------------

Total Loan Commitments                   $442        $1,302      $1,744
                                         ==============================

Weighted Average Interest Rates          9.27%         8.21%       8.48%
                                         ==============================

NOTE 16 - INTEREST RATE RISK

The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At September 30, 1998, the Bank's assets consist of significant amounts that earn interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

At September 30, 1998, the Bank had interest earning assets of approximately $101.1 million having a weighted average effective yield of 8.53% and with durations of up to 30 years, and interest bearing liabilities of approximately $85.4 million having a weighted average effective interest rate of 5.39% and with durations of up to 12 years.

At September 30, 1997, the Bank had interest earning assets of approximately $94.9 million having a weighted average effective yield of 8.42% and with durations of up to 30 years, and interest bearing liabilities of approximately $80.7 million having a weighted average effective interest rate of 5.44% and with durations of up to 13 years. The shorter duration of the interest-sensitive liabilities indicates that the Bank is exposed to interest rate risk because, in a rising rate environment, liabilities will be repriced faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

NOTE 17 - RECONCILIATION OF NET INCOME AND RETAINED EARNINGS

A reconciliation of the amounts reported to the Office of Thrift Supervision
(OTS) for the Bank and amounts in these audited financial statements is as follows:

                                               September 30,
                                       ----------------------------
                                       1998        1997        1996
                                       ----        ----        ----
                                              (In Thousands)

Net Income Per OTS Report             $1,227      $1,200      $  825
Adjustments Made
  Federal Income Tax                       4         (17)          -
  Depreciation                           (37)          -           -

                                       1,194       1,183         825
                                      ------------------------------

Net Loss of Holding Company
 After Eliminating Entries              (205)        (44)       (308)
                                      ------------------------------

Net Income Per Consolidated
  Statements of Income                $  989      $1,139      $  517
                                      ==============================

                                               September 30,
                                       ----------------------------
                                       1998        1997        1996
                                       ----        ----        ----
                                              (In Thousands)

Retained Earnings
 Per OTS Report                       $8,119      $7,009      $8,808
Adjustments Made
  Federal Income Tax                       4         (17)          -
  Depreciation                           (37)          -           -
                                      ------------------------------
                                       8,086       6,992       8,808
Retained Earnings (Accumulated
 Deficit) of Holding Company
 After Eliminating Entries              (555)      1,860        (643)
                                      ------------------------------

Retained Earnings Per Consolidated
 Statements of Financial Condition    $7,531      $8,852      $8,165
                                      ==============================

NOTE 18 - REGULATORY CAPITAL REQUIREMENTS

Savings banks are required to maintain capital at least sufficient to meet three separate requirements: (i) tangible capital equal to 1.5% of adjusted total assets, (ii) core capital equal to an amount between 4% and 5% of adjusted total assets, depending on the examination rating and overall risk, and (iii) risk-based capital equal to 8.0% of risk-weighted assets. The Bank's management does not anticipate any adverse financial effect of the core capital requirement regulation is amended as proposed.

Any savings bank that is not in compliance with the capital standards may have growth restrictions placed on it by the OTS. Additionally, the OTS has discretion to treat the failure of any savings bank to maintain capital at or above the minimum required level as an "unsafe and unsound practice" subject to a number of enforcement actions.

At September 30, 1998 information with respect to the Bank's capital ratios is summarized as follows:

                                        Tangible      Core       Risk-Based
                                        Capital      Capital      Capital
                                        --------     -------     ----------
                                                  (In Thousands)

Capital under Generally Accepted
 Accounting Principles                  $15,686      $15,686      $15,686
Capital Reconciling Items:
  General Valuation Allowances                -            -          704
                                        ---------------------------------

      Regulatory  Capital                15,686       15,686       16,390

Minimum Capital Requirements              1,533        4,089        5,267
                                        ---------------------------------

Capital in Excess of
 Minimum Requirements                   $14,153      $11,597      $11,123
                                        =================================

Regulatory Capital as a Percentage        15.35%       15.35%       24.90%

Minimum Capital as a Percentage            1.50%        3.00%        8.00%
                                        ---------------------------------

Regulatory Capital as a Percent in
 Excess of Requirements                   13.85%       12.35%       16.90%
                                        =================================

The Bank's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as increased interest rates or a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its future minimum capital requirements.

NOTE 19 - EARNINGS PER SHARE

Basic earnings per share amount is based upon the average outstanding shares of the Company reduced by the unreleased shares of the ESOP (see ESOP note).

Fully diluted earnings per share amount for the year ended September 30, 1998 is based upon the basic shares outstanding, plus stock options outstanding.

The basic average number of shares outstanding was 1,405,456, 1,448,857, and 1,454,067 for the years ended September 30, 1998, 1997, and 1996, respectively. The fully diluted average number of shares outstanding was 1,494,999, 1,521,003, and 1,494,936 for the years ended September 30, 1998,
1997 and 1996, respectively.

NOTE 20 - DIVIDENDS

During the years ended September 30, 1998, 1997 and 1996, the Company declared dividends of $3.00, $.30 and $4.25 per common share, respectively. Of the 1998 and 1996 amounts, $1.43 and $4.00 per share, respectively, was paid from funds retained by the Company in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Company charged the return of capital dividend to additional paid-in capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the Company's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $1.43 and $4.00 of the 1998 and 1996 fiscal year dividends constitute a tax-free return of capital.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value.
For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments at September 30, 1998:

      Cash and cash equivalents: The carrying amounts presented in the consolidated statement of financial condition for cash and cash equivalents are deemed to approximate fair value.

      Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

      Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

      Federal Home Loan Bank Stock: The carrying amount presented in the consolidated statement of financial condition is deemed to approximate fair value.

      Deposits: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values of fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for similar deposits.

      Borrowed Funds: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

      Cash Surrender Value of Life Insurance: The carrying amount presented in the consolidated financial statements is deemed to approximate fair value.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Company's financial instruments at September 30, 1998, are as follows:

                                                 Carrying         Fair
                                                   Value          Value
                                                 --------         -----
                                                     (In Thousands)

Financial Assets
  Cash and Cash Equivalents                      $  3,135       $  3,135
  Investment Securities                             3,754          3,762
  Loans Receivable                                 92,795         96,082
  Stock in Federal Home Loan Bank                     871            871
  Cash Surrender Value of Life Insurance            1,159          1,159
                                                 -----------------------

                                                 $101,714       $105,009
                                                 =======================

Financial Liabilities
  Deposits                                       $ 76,851       $ 77,274
  Advances from FHLB and Other Borrowings          12,526         13,079
  Advances from Borrowers
   for Taxes and Insurance                            270            270
                                                 -----------------------

                                                 $ 89,647       $ 90,623
                                                 =======================

NOTE 23 - CONDENSED FINANCIAL STATEMENTS OF FORT THOMAS FINANCIAL
          CORPORATION

The following condensed financial statements summarize the financial position of Fort Thomas Financial Corporation as of September 30, 1998 and 1997, and the results of operations and cash flows for the years ended September 30, 1998, 1997 and 1996.

                      FORT THOMAS FINANCIAL CORPORATION
                      STATEMENTS OF FINANCIAL CONDITION

                                                         September 30,
                                                       -----------------
                                                       1998         1997
                                                       ----         ----
                                                         (In Thousands)

                                   ASSETS
Assets
  Cash and Cash Equivalents                          $   399      $   725
  Investment Securities Held to Maturity - at Cost       753            -
  Mortgage-Backed Securities
   Available for Sale - at Market Value                    -          799
  Investment in Fort Thomas Savings Bank              11,722       10,428
  Loan Receivable - ESOP                                 498          658
  Other Assets                                           339          194
                                                     --------------------

      Total Assets                                   $13,711      $12,804
                                                     ====================

                      FORT THOMAS FINANCIAL CORPORATION
                      STATEMENTS OF FINANCIAL CONDITION

                                                         September 30,
                                                       -----------------
                                                       1998         1997
                                                       ----         ----
                                                         (In Thousands)

                    LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
  Borrowed Funds                                     $ 4,000      $     -
  Other Liabilities                                      463          424
                                                     --------------------

      Total Liabilities                                4,463          424
                                                     --------------------

Stockholders' Equity
  Common Stock and Additional Paid-In Capital          7,247        8,781
  Treasury Stock                                      (1,380)      (1,103)
  Retained Earnings                                    3,381        4,702
                                                     --------------------

      Total Stockholders' Equity                       9,248       12,380
                                                     --------------------

      Total Liabilities and Stockholders' Equity     $13,711      $12,804
                                                     ====================

                      FORT THOMAS FINANCIAL CORPORATION
                            STATEMENTS OF INCOME

                                              Years Ended September 30,
                                            ----------------------------
                                            1998        1997        1996
                                            ----        ----        ----
                                                   (In Thousands)

Revenue
  Interest Income                          $  104      $  190      $  407
  Equity in Earnings of Fort Thomas
      Savings Bank                          1,294       1,183         825
                                           ------------------------------

      Total Revenue                         1,398       1,373       1,232

General and Administrative Expenses           566         133         823
                                           ------------------------------

      Net Income Before Income Taxes          832       1,240         409

Federal Income Tax (Benefit) Expense         (157)       (101)        108
                                           ------------------------------

      Net Income Before Dividend Income       989       1,139         517

Dividend Income From Fort Thomas
      Savings Bank                              -       3,000           -
                                           ------------------------------

      Net Income                           $  989      $4,139      $  517
                                           ==============================

                      FORT THOMAS FINANCIAL CORPORATION
                          STATEMENTS OF CASH FLOWS

                                              Years Ended September 30,
                                            ----------------------------
                                            1998        1997        1996
                                            ----        ----        ----
                                                   (In Thousands)

Cash Flows from Operating Activities
  Net Income Before Dividend Income        $  989      $1,139      $  517
  Reconciliation of Net Income with
  Cash Flows from Operations:
    Undistributed Earnings of
     Fort Thomas Savings Bank              (1,294)     (1,183)       (825)
    Deferred Federal Income Tax              (155)        (89)        (84)
    Amortization of Stock
     Compensation Plans                       109         145          94
    Shares Released to ESOP                   307         128         563
    Changes In
      Accrued Interest Receivable              10         (15)         23
      Accrued Interest Payable                  -         (22)         22
      Accrued Federal Income Tax Liability      -         (97)       (108)
      Other Liabilities                       (39)         91         354
                                           ------------------------------

Net Cash Provided by Operating Activities     (73)         97         556
                                           ------------------------------

Cash Flows from Investing Activities
  Proceeds from Repayment of Loan to ESOP     178         127           -
  Purchase of Investment Securities          (753)          -           -
  Maturity of Investment Securities             -         494       1,503
  Principal Received on Mortgage-Backed
   Securities                                 799         (17)        156
                                           ------------------------------

Net Cash Provided (Used) by Investing
 Activities                                   224         604       1,699
                                           ------------------------------

Cash Flows from Financing Activities
  Dividends Paid                           (4,200)       (452)     (6,163)
  Dividends Received                            -       3,000           -
  Common Stock Shares Purchased for
   MRP Trust                                    -           -        (873)
  Treasury Stock Purchased                   (277)     (1,103)          -
  Repayment of Borrowings                       -      (2,300)          -
  Proceeds from Borrowings                  4,000           -       2,300
                                           ------------------------------

  Net Cash (Used) Provided by Financing
   Activities                                (477)       (855)     (4,736)
                                           ------------------------------

  Changes in Cash and Cash Equivalents       (326)       (154)     (2,481)

  Cash and Cash Equivalents,
   Beginning of Period                        725         879       3,360
                                           ------------------------------

      Cash and Cash Equivalents,
       End of Period                       $  399      $  725      $  879
                                           ==============================

NOTE 24 - STOCK OPTION PLAN

The Company applies APB Opinion No. 25 in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for this plan been determined based on the fair value at the grant date for awards using SFAS No. 123, the Company's net income and earnings per share (EPS) for the year ended September 30, 1996 for would have been reduced to the proforma amounts indicated below. This SFAS would have no effect on the years ending September 30, 1998 or 1997.

                                           Net Income      EPS
                                           ----------      ---

      As Reported - 1996                    $517,000      $.35
      Proforma - 1996                       $452,000      $.31

Assumptions used in determined fair value of the stock options include a dividend yield of 3%, expected volatility of 20%, a risk free interest rate of 6% and expected lives of ten years. No stock options has been exercised or forfeited.

FORT THOMAS FINANCIAL CORPORATION
FORT THOMAS SAVINGS BANK, F.S.B.

DIRECTORS                              OFFICERS

Larry N. Hatfield                      Larry N. Hatfield
Director, President and                Director, President and
Chief Executive Officer                Chief Executive Officer

Robert L. Grimm                        J. Michael Lonnemann
Chairman of the Board                  Vice President and Secretary

Harold A. Luersen
Managing Partner
Luersen & Luersen
Fort Thomas, Kentucky

Don J. Beckmeyer
President
Beckmeyer Insurance Agency, Inc.
Newport, Kentucky

J. Steven McLane
President
Disney-McLane, Inc.
Cincinnati, Ohio

BANKING LOCATIONS

MAIN OFFICE:

25 North Fort Thomas Avenue
Fort Thomas, Kentucky

BRANCH OFFICE:

7612 Alexandria Pike
Alexandria, Kentucky

STOCKHOLDER INFORMATION

      Fort Thomas Financial Corporation is a unitary savings and loan holding company conducting business through its wholly-owned subsidiary, Fort Thomas Savings Bank, F.S.B. The Savings Bank is a federally-chartered, SAIF-insured savings institution operating through its two full-service offices. The Company's headquarters is located at 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

TRANSFER AGENT/REGISTRAR:

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.

      The Fifth Third Bank             (800) 837-2755
      Corporate Trust Services         (513) 579-5320
      Mail Drop 1090F5-4129
      38 Fountain Square Plaza
      Cincinnati, OH  45263

INDEPENDENT AUDITORS:

      VonLehman & Company, Inc.
      250 Grandview Drive
      Fort Mitchell, Kentucky  41017

SPECIAL LEGAL COUNSEL:

      Elias, Matz, Tiernan & Herrick L.L.P.
      734 15th Street, N.W.
      Washington, D.C.  20005

STOCKHOLDER REQUESTS:

      Requests for annual reports, quarterly reports and related stockholder literature should be directed to Secretary, Fort Thomas Financial
Corporation, 25 North Fort Thomas Avenue, Fort Thomas, Kentucky 41075.

      Stockholders needing assistance with stock records, transfers or lost certificates, please contact the Company's transfer agent, The Fifth Third Bank.